新世界發展有限公司
New World Development Company Limited

RECEIVED
2004 AUG 31 A 11: 08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

August 16, 2004

04036586

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated August 12, 2004 in connection with the connected transaction between the Company and NWSH Holdings Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dlw 8/31

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

CONNECTED TRANSACTIONS

This announcement is published by NWD and NWSH further to their joint announcement dated 19 March 2003.

Under the Master Charter Agreement, CTFEL has agreed (among other matters) that if the Vessels Operation Profit of NWFF (Macau) for any particular financial year (or for the relevant part thereof during the Charter Period) as set out in the pro forma combined profit and loss account of NWFF (Macau) attributable to the operation of the Vessels is less than the Guaranteed Sum, CTFEL will pay to NWFF (Macau) an amount equal to the shortfall.

The Guaranteed Sum for the financial year ended 30 June 2004 should be in the amount of HK$10 million. Based on the unaudited profit and loss account of NWFF (Macau) for the financial year ended 30 June 2004, there would be a shortfall in the Vessels Operation Profit for the Guaranteed Sum.

As mentioned in the March Announcement, if there is any such a shortfall, both NWD and NWSH will make an announcement immediately. This announcement is made accordingly.

Subsequent to the completion of the Share Exchange Agreement on 9 March 2004, NWFF (Macau) was no longer a subsidiary of NWSH. Since then the guarantee provided by CTFEL for the Vessels Operation Profit of NWFF (Macau) and the transactions contemplated under the Bareboat Charters had ceased to be continuing connected transactions and have no material financial impact for both NWD and NWSH but the said guarantee and the transactions contemplated under the Bareboat Charters are still valid. Both NWD and NWSH will not issue further press announcement in this regard.

The NWD Directors and the NWSH Directors published a joint announcement dated 19 March 2003 ("March Announcement") in connection with the entering into of the Master Charter Agreement. Terms and expressions defined in the March Announcement shall, unless the context otherwise requires, have the same meanings when used in this announcement.

Under the Master Charter Agreement, CTFEL has agreed (among other matters) that if the net profit before tax of NWFF (Macau) attributable to the operation of the Vessels ("Vessels Operation Profit") for any particular financial year as set out in its pro forma combined profit and loss account is less than HK$10 million (or such lesser amount as is proportional, on the basis of a 365 day year, thereto in respect of any part of a Charter Period which does not extend to the entire financial year of NWFF (Macau)) ("Guaranteed Sum"), CTFEL will pay to NWFF (Macau) an amount equal to the shortfall in cash within two months after the issue of the certificate by the auditors upon finalisation of the said accounts (which is expected to be completed within 75 days from the closing date of that financial year as stipulated in the Master Charter Agreement, that is, no later than 13 September), provided that such amount shall not in any event exceed the aggregate Charter Hires payable and actually paid by NWFF (Macau) to the Vessel Owners under the Bareboat Charters for the relevant year.

The Guaranteed Sum for the financial year ended 30 June 2004 should be in the amount of HK$10 million. Based on the unaudited profit and loss account of NWFF (Macau) for the financial year ended 30 June 2004, there would be a shortfall in the Vessels Operation Profit for the Guaranteed Sum. In this regard, CTFEL will refund the amount equivalent to the difference between the Guaranteed Sum and the Vessels Operation Profit to NWFF (Macau) accordingly. The relevant information will be published by NWSH in its annual results announcement for the year ended 30 June 2004 in October 2004.

As mentioned in the March Announcement, if there is such a shortfall, both NWD and NWSH will make an announcement immediately. This announcement is made accordingly.

A share exchange agreement was entered into among CTFEL, NWSH and Merryhill Group Limited on 8 December 2003 ("Share Exchange Agreement") in connection with a share exchange which placed the respective transport and related businesses of CTFEL and NWSH under Merryhill Group Limited. Subsequent to the completion of the Share Exchange Agreement on 9 March 2004, NWFF (Macau) was no longer a subsidiary of NWSH. NWFF (Macau) is currently a wholly-owned subsidiary of a jointly controlled entity of NWSH. Since then the guarantee provided by CTFEL for the Vessels Operation Profit of NWFF (Macau) and the transactions contemplated under the Bareboat Charters had ceased to be continuing connected transactions and have no material financial impact for both NWD and NWSH but the said guarantee and the transactions contemplated under the Bareboat Charters are still valid. Both NWD and NWSH will not issue further press announcement in this regard.

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr Cheng Yu Tung, Dr Cheng Kar Shun, Henry, Dr Sin Wai Kin, David and Mr Liang Chong Hou, David; (b) the non-executive directors of NWD are Mr Cheng Yue Pui, Mr Cheng Kar Shing, Peter, Mr Leung Chi Kin, Stewart, Mr Chan Kam Ling and Mr Chow Kwai Cheung and (c) the independent non-executive directors of NWD are The Honourable Lee Quo Wei, Lord Michael, Sandberg, Dr Ho Tim, Mr Yeung Ping Leung, Howard, Dr Cha Mou Sing, Payson, Mr Cha Mou Zing, Victor (as alternate director to Dr Cha Mou Sing, Payson) and Mr Ho Hau Hay, Hamilton (as alternate director to Dr Ho Tim).

As at the date of this announcement: (a) the executive directors of NWSH are Dr Cheng Kar Shun, Henry, Mr Doo Wai Hoi, William, Mr Chan Kam Ling, Mr Tsang Yam Pui, Mr Wong Kwok Kin, Andrew, Mr Lam Wai Hon, Patrick and Mr Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr Wilfried Ernst Kaffenberger, Mr To Hin Tsun, Gerald and Mr Yeung Kun Wah, David (as alternate director to Mr Wilfried Ernst Kaffenberger) and (c) the independent non-executive directors of NWSH are Mr Kwong Che Keung, Gordon, Mr Cheng Wai Chee, Christopher and Mr Dominic Lai.

By Order of the Board
NEW WORLD DEVELOPMENT COMPANY LIMITED
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS HOLDINGS LIMITED
Dr Cheng Kar Shun, Henry
Chairman

Hong Kong, 12 August 2004

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

CONNECTED TRANSACTIONS

This announcement is published by NWD and NWSH further to their joint announcement dated 19 March 2003.

Under the Master Charter Agreement, CTFEL has agreed (among other matters) that if the Vessels Operation Profit of NWFF (Macau) for any particular financial year (or for the relevant part thereof during the Charter Period) as set out in the pro forma combined profit and loss account of NWFF (Macau) attributable to the operation of the Vessels is less than the Guaranteed Sum, CTFEL will pay to NWFF (Macau) an amount equal to the shortfall.

The Guaranteed Sum for the financial year ended 30 June 2004 should be in the amount of HK$10 million. Based on the unaudited profit and loss account of NWFF (Macau) for the financial year ended 30 June 2004, there would be a shortfall in the Vessels Operation Profit for the Guaranteed Sum.

As mentioned in the March Announcement, if there is any such a shortfall, both NWD and NWSH will make an announcement immediately. This announcement is made accordingly.

Subsequent to the completion of the Share Exchange Agreement on 9 March 2004, NWFF (Macau) was no longer a subsidiary of NWSH. Since then the guarantee provided by CTFEL for the Vessels Operation Profit of NWFF (Macau) and the transactions contemplated under the Bareboat Charters had ceased to be continuing connected transactions and have no material financial impact for both NWD and NWSH but the said guarantee and the transactions contemplated under the Bareboat Charters are still valid. Both NWD and NWSH will not issue further press announcement in this regard.

The NWD Directors and the NWSH Directors published a joint announcement dated 19 March 2003 ("March Announcement") in connection with the entering into of the Master Charter Agreement. Terms and expressions defined in the March Announcement shall, unless the context otherwise requires, have the same meanings when used in this announcement.

Under the Master Charter Agreement, CTFEL has agreed (among other matters) that if the net profit before tax of NWFF (Macau) attributable to the operation of the Vessels ("Vessels Operation Profit") for any particular financial year as set out in its pro forma combined profit and loss account is less than HK$10 million (or such lesser amount as is proportional, on the basis of a 365 day year, thereto in respect of any part of a Charter Period which does not extend to the entire financial year of NWFF (Macau)) ("Guaranteed Sum"), CTFEL will pay to NWFF (Macau) an amount equal to the shortfall in cash within two months after the issue of the certificate by the auditors upon finalisation of the said accounts (which is expected to be completed within 75 days from the closing date of that financial year as stipulated in the Master Charter Agreement, that is, no later than 13 September), provided that such amount shall not in any event exceed the aggregate Charter Hires payable and actually paid by NWFF (Macau) to the Vessel Owners under the Bareboat Charters for the relevant year.

The Guaranteed Sum for the financial year ended 30 June 2004 should be in the amount of HK$10 million. Based on the unaudited profit and loss account of NWFF (Macau) for the financial year ended 30 June 2004, there would be a shortfall in the Vessels Operation Profit for the Guaranteed Sum. In this regard, CTFEL will refund the amount equivalent to the difference between the Guaranteed Sum and the Vessels Operation Profit to NWFF (Macau) accordingly. The relevant information will be published by NWSH in its annual results announcement for the year ended 30 June 2004 in October 2004.

As mentioned in the March Announcement, if there is such a shortfall, both NWD and NWSH will make an announcement immediately. This announcement is made accordingly.

A share exchange agreement was entered into among CTFEL, NWSH and Merryhill Group Limited on 8 December 2003 ("Share Exchange Agreement") in connection with a share exchange which placed the respective transport and related businesses of CTFEL and NWSH under Merryhill Group Limited. Subsequent to the completion of the Share Exchange Agreement on 9 March 2004, NWFF (Macau) was no longer a subsidiary of NWSH. NWFF (Macau) is currently a wholly-owned subsidiary of a jointly controlled entity of NWSH. Since then the guarantee provided by CTFEL for the Vessels Operation Profit of NWFF (Macau) and the transactions contemplated under the Bareboat Charters had ceased to be continuing connected transactions and have no material financial impact for both NWD and NWSH but the said guarantee and the transactions contemplated under the Bareboat Charters are still valid. Both NWD and NWSH will not issue further press announcement in this regard.

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr Cheng Yu Tung, Dr Cheng Kar Shun, Henry, Dr Sin Wai Kin, David and Mr Liang Chong Hou, David; (b) the non-executive directors of NWD are Mr Cheng Yue Pui, Mr Cheng Kar Shing, Peter, Mr Leung Chi Kin, Stewart, Mr Chan Kam Ling and Mr Chow Kwai Cheung and (c) the independent non-executive directors of NWD are The Honourable Lee Quo Wei, Lord Michael, Sandberg, Dr Ho Tim, Mr Yeung Ping Leung, Howard, Dr Cha Mou Sing, Payson, Mr Cha Mou Zing, Victor (as alternate director to Dr Cha Mou Sing, Payson) and Mr Ho Hau Hay, Hamilton (as alternate director to Dr Ho Tim).

As at the date of this announcement: (a) the executive directors of NWSH are Dr Cheng Kar Shun, Henry, Mr Doo Wai Hoi, William, Mr Chan Kam Ling, Mr Tsang Yam Pui, Mr Wong Kwok Kin, Andrew, Mr Lam Wai Hon, Patrick and Mr Cheung Chin Cheung; (b) the non-executive directors of NWSH are Mr Wilfried Ernst Kaffenberger, Mr To Hin Tsun, Gerald and Mr Yeung Kun Wah, David (as alternate director to Mr Wilfried Ernst Kaffenberger) and (c) the independent non-executive directors of NWSH are Mr Kwong Che Keung, Gordon, Mr Cheng Wai Chee, Christopher and Mr Dominic Lai.

By Order of the Board
NEW WORLD DEVELOPMENT COMPANY LIMITED
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS HOLDINGS LIMITED
Dr Cheng Kar Shun, Henry
Chairman

Hong Kong, 12 August 2004

* *For identification purposes only*